November 16, 2010

William Schroeder

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	The Bank of New York Mellon Corporation

Form 10-K for Fiscal year ended December 31, 2009

Filed February 26, 2010

Form-10Q for quarterly period ended June 30, 2010

Filed August 6, 2010

File No. 000-52710

Dear Mr. Schroeder:

Thank you for your letter dated November 4, 2010, addressed to Robert P. Kelly as the Chairman and Chief Executive Officer of The Bank of New York Mellon Corporation. As previously discussed, we respectfully request an extension of ten business days to respond to your comments. If granted, this requested extension would result in our submission of a response on or before December 6, 2010.

Please contact me at (212) 635-6624 if you would like to discuss this request, or if there is anything else we can provide. We appreciate your consideration.

Sincerely,

/s/ Marla Alhadeff
Marla Alhadeff